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March 13, 2024 VIA EDGAR Stephany Yang Jean Yu United States Securities and Exchange Commission Office of Manufacturing 100 F Street, NE Washington, DC 20549	Marc Rivera Partner 202.350.3643 direct marc.rivera@afslaw.com

Re:	Breeze Holdings Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 31, 2023

File No. 001-39718

Ladies and Gentlemen:

This letter is being submitted on behalf of Breeze Holdings Acquisition Corp. (the “Company”) in response to the comment letter, dated March 12, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2022 filed on March 31, 2023 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 31.1 Section 302 Certification, page 1

1. We note you have omitted the portion of introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting for the company. As you are subject to the internal control over financial reporting requirements, please amend your Form 10-K accordingly to include the requisite language in your Section 302 Certification(s). We also note you omitted the portion of introductory language in paragraph 4 in each of your 2023 quarterly reports filed on Form 10-Q. You may refer to Item 601(b)(31) of Regulation S-K for further guidance.

RESPONSE: On March 13, 2024, the Company filed an amendment to its Annual Report on Form 10-K for the year ended December 31, 2022 with a corrected Section 302 Certification, including the language in paragraphs 4 and 4(b) of such certification that had previously been omitted in error. Also, On March 13, 2024, the Company filed amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2023 with corrected Section 302 Certifications, including the introductory language in paragraph 4 of such certification that had previously been omitted in error.

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Stephany Yang Jean Yu March 13, 2024 Page 2

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Best regards,

/s/Marc Rivera
Marc Rivera

cc:	J. Douglas Ramsey, CEO, Breeze Holdings Acquisition Corp.